

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 12, 2017

Bill Belitsky, Esq.
Paul Hastings LLP
75 East 55th Street
New York, NY 10022

  Re: Morgan Stanley Global Investment Solutions – Momentum Strategy 2017
     File Nos. 333-218111 and 811-22966

Dear Mr. Belitsky:

  On May 19, 2017, you filed a registration statement on Form S-6 for Morgan Stanley Global Investment Solutions – Momentum Strategy 2017 (the "Trust"). We have reviewed the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to similar disclosure appearing elsewhere in the registration statement.

Page 2 – Investment Concept and Selection Process

1. The Trust's name includes the term "global." Please expressly describe how the Trust will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." *See Investment Company Names*, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001). For example, the Trust could include a policy that, under normal market conditions, it will invest significantly (*e.g.*, at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Trust would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

2. You state, "The Trust will seek to meet its objective by investing in a portfolio of common stocks of domestic and foreign companies which have outperformed on a trailing 6 month return basis ('Momentum stocks')."

  a. Please add, "the MSCI World Index" after "outperformed."
  b. Please clarify in plain English what you mean by "a trailing 6 month return basis."

3. You state, "MSWMIR holds the view that continuing global 'reflation,' which may be described as the product of inflationary policy aimed at driving economic recovery, may provide additional support for sustained outperformance for certain sectors significantly represented among current Momentum stocks, including the Financial and Industrial sectors." Please clarify in plain English what you mean by "the product of inflationary policy."

4.   You state, "The strategy employed to select the Trust's portfolio begins by taking all U.S. equities, and American Depositary Receipts ('ADRs') for international stocks, with market capitalizations exceeding $10 billion, excluding China A Shares and Morgan Stanley stock from the selection universe, that also have available price-to-book value data from FactSet."

   a. Please explain supplementally why you exclude China A Shares and Morgan Stanley stock from the selection universe.
   b. Please clarify in plain English what FactSet is.

Pages 2- 3 – Principal Risk Factors

5.   Please add risks for investing in emerging markets, if applicable, and add corresponding disclosure in "Investment Concept and Selection Process."

6.   You state that the Fund's portfolio "invests significantly in one or more sectors." Please ensure that all sectors are clearly identified and specifically mentioned in both the summary and non-summary sections. For example, the summary section identifies the financial and industrial sectors. But the summary section does not identify, for example, the health care sector, although such sector is discussed later in the registration statement.

Page 4 – Fee Table and Example

7.   Footnote *** to the fee table states, "The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date." Please disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee.

Page 10 – Structure and Offering

8.   You state, "During the initial offering of Units it may not be possible to buy a particular Security due to regulatory, trading or internal Sponsor (or affiliate) related restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in the Trust that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income." Please disclose what "dilution" is in plain English.

Page 19 – Public Offering Price

9.   You state, "The deferred sales charge of $0.135 per Unit and is accrued in three monthly installments and will be charged to the Capital Account on the dates specified under 'Summary of Essential Information—Deferred Sales Charge Payment Dates.'" "Capital Account" is a defined term but has not yet been defined. Please revise accordingly.

Page S-1

10.   Please describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond (*e.g.*, the insurer name, policy number, and amount). *See* Instruction 1 to Form S-6 and Item 23 of Form N-8 B-2. This information can be added to the first section under "Contents of Registration Statement."

11.   Please confirm that the undertaking to file reports under Instruction 3.3 of Form S-6 will be included along with the Trust's pricing amendment for which the Sponsor will seek effectiveness.

* * * * * * *

In your response letter, please provide a status update regarding any exemptive application you have filed with the staff.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendment.

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made, notwithstanding any review, comments, action or absence of action by the staff.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-5166.

Sincerely,
/s/ Lisa N. Larkin
Senior Counsel